Exhibit 99.1

Dear Shareholders,
2021 was a pivotal year for ADC Therapeutics in which we had many significant achievements across our pipeline and the business. Notably, we secured our first FDA approval and initiated the launch of ZYNLONTA® to patients in need, we advanced our promising pipeline of hematologic and solid tumor programs in multiple clinical and preclinical studies, and we made significant strides in our corporate development. I would like to thank our dedicated employees and all the physicians and patients working together to bring these innovative medicines to patients.
The approval of ZYNLONTA in April 2021 for patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), just five years after dosing the first patient, was the highlight of the year. It validated our proprietary antibody drug conjugate (ADC) platform and brought a new treatment option to patients with significant medical need, including those who had failed other treatment regimens such as CAR-T therapy and stem cell transplant. Our world-class commercial team executed the launch flawlessly in the hybrid COVID-19 environment. ZYNLONTA’s differentiated product profile resonates with physicians and the launch is off to an impressive start. The ZYNLONTA success story demonstrates the robust capabilities we have in every aspect of our business – from research and development to regulatory, commercial and sales.
As we look forward, we believe there is the potential for ZYNLONTA to expand into earlier lines of treatment where there continues to be a significant unmet medical need for patients. This potential for ZYNLONTA is based on its unique single agent efficacy and safety profile in heavily pre-treated DLBCL patients. We have several ongoing and planned trials of ZYNLONTA as a combination with other therapies in DLBCL to ensure all patients with lymphoma can receive the maximum benefit from ZYNLONTA.
Our second most advanced therapeutic candidate is camidanlumab tesirine (Cami), a PBD-based ADC targeting CD25. Interim data presented last year at the International Conference on Malignant Lymphoma 2021 demonstrated encouraging antitumor activity as a single agent with no new safety signals. We expect to present topline results from the pivotal Phase 2 trial in relapsed or refractory Hodgkin lymphoma in the first half of this year, and we are preparing to submit a Biologics License Application with the FDA for potential approval. Anecdotally, stories from clinical trial patients who have taken Cami have been inspiring, and we believe approval would give many other patients this same life-altering opportunity.

Beyond hematology, we have a deep and robust portfolio of solid tumor programs, including three clinical programs and two preclinical programs. We believe Cami combined with pembrolizumab could have synergistic effects, so we are exploring this combination in a Phase 1b trial in solid tumors. ADCT-901 (targeting KAAG1) is a potential first-in-class therapy currently in a Phase 1 trial in solid tumors such as platinum-resistant ovarian cancer and triple-negative breast cancer. We are also planning to initiate the Phase 1b combination study of ADCT-601 (targeting AXL) in multiple solid tumors in the first half of 2022. In addition, we have a collaboration with the National Cancer Institute (NCI) for ADCT-701 (targeting DLK-1), which is focused on neuroendocrine malignancies. Finally, our most recently announced solid tumor program is ADCT-212 (targeting PSMA), which is in preclinical development to support an IND filing for metastatic prostate cancer.
2021 also marked a year of significant corporate advancements. We entered into a financing agreement with HealthCare Royalty Partners for up to $325 million, including $225 million upfront and up to $100 million in near term potential milestones. This provides us with substantial working capital to fund the commercialization and development of ZYNLONTA and Cami and to progress our other pipeline programs. We plan to expand our global reach beyond the United States to provide ZYNLONTA to as many patients worldwide as possible. To that end, we have received validation of our ZYNLONTA Marketing Authorization Application (MAA) by the European Medicines Agency (EMA), we initiated the pivotal Phase 2 trial for ZYNLONTA in China through our joint venture, Overland ADCT BioPharma, and recently we entered into an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation for the development and commercialization of ZYNLONTA in Japan.
We continue to attract top talent from across the industry to develop and commercialize the assets in our rich pipeline. We have validated the science behind our ADCs and are well positioned to expand our reach into new therapeutic areas. Our teams around the world are deeply committed to developing novel targeted cancer therapies, and your support has made a meaningful difference in the lives of patients with unmet medical needs. We look forward to updating you on the continued progress of our innovative programs.
Regards,

Chris Martin
Chief Executive Officer

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